CUSIP No. 05460X109

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT No. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Axion Power International, Inc.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    05460X109
                                 (CUSIP NUMBER)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                             17050 SUNSET BLVD., # D
                           PACIFIC PALISADES, CA 90272
                                 (310) 584-1234
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 13, 2009
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05460X109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 18,571,430
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                           (10)    Shared Dispositive Power
                                   18,571,430

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         18,571,430

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         50.9% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 36,453,438 shares of Common Stock outstanding, calculated in accordance with Rule 13d. See Item 5 for a more detailed description.

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          18,571,430
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            18,571,430

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         18,571,430

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         50.9% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 36,453,438 shares of Common Stock outstanding, calculated in accordance with Rule 13d. See Item 5 for a more detailed description.

CUSIP No. 05460X109


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          18,571,430
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            18,571,430

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         18,571,430

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         50.9% (1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Based on 36,453,438 shares of Common Stock outstanding, calculated in accordance with Rule 13d. See Item 5 for a more detailed description.

CUSIP No. 05460X109

Item 1.

         This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on April 30, 2008 and prior amendment thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4.

         As of the date of this Amendment No. 3, the Reporting Persons are in negotiations with the Issuer with respect to a potential $1,000,000 bridge loan to be made by them in favor of the Issuer (the "New Loan"). As part consideration of the New Loan, the Reporting Persons have requested that the Issuer reduce the number of directors on its Board from eleven (11) to seven
(7). If such request of the Reporting Persons is accepted by the Issuer, the Board of the Issuer would consist of three (3) nominees of the Reporting Persons out of a total of seven (7). At this time, the Reporting Persons are unable to determine if they will be able to consummate the New Loan on mutually acceptable terms with the Issuer.

         Except as set forth herein and previous reported in the Prior Schedules, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their right to modify their plans with respect to the transactions described in this Amendment No. 3 and the Prior Schedules, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 3 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A: Agreement Regarding Joint Filing of Amendment No. 3 to
         Schedule 13D.

CUSIP No. 05460X109


SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated: November 17, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust

CUSIP No. 05460X109




                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT No. 3 TO SCHEDULE 13D



         The undersigned agree that Amendment No. 3 Schedule 13D with respect to the Common Stock of Axion Power International, Inc. is a joint filing being made on their behalf.


Dated: November 17, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust